82-1252

RECEIVED

2005 AUG 25 P [illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NESTLÉ S.A.

SHARE TRANSFER OFFICE

05010738

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
US-Washington, DC 20549-0302
Mail Stop 3-2

YOUR REF. OUR REF. CHAM (SWITZERLAND) August 24, 2005

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Half-Yearly Report January/June 2005 (2 copies)

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 41 785 20 36; e-mail : stefan.heggli@ch05.nestle.com) should you have any questions.

Yours sincerely,

NESTLÉ S.A.

PROCESSED
AUG 26 2005
THOMSON
FINANCIAL

Stefan Heggli

Enclosures

Nestlé

Good Food, Good Life

Half-Yearly Report

January/June 2005

Key figures (consolidated)

In millions of CHF (except for per share data)		January/June 2005	January/June 2004 [a]
Sales		43 474	42 454
EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation of goodwill		6 571	6 416
as % of Sales		*15.1%*	*15.1%*
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		5 212	5 042
as % of Sales		*12.0%*	*11.9%*
Net profit [b]		3 683	2 782
as % of Sales		*8.5%*	*6.6%*
Capital expenditure		1 208	1 270
Equity attributable to the Group, end June		44 562	37 531
Market capitalisation, end June		123 026	129 967
Per share			
Net profit [b]	CHF	9.48	7.16
Underlying net profit [c]	CHF	9.95	8.95
Equity attributable to the Group, end June	CHF	114.71	96.55

Principal key figures in USD (illustrative)

Income statement figures translated at average rate;

Balance sheet figures at ending June exchange rate.

In millions of USD (except for per share data)		January/June 2005	January/June 2004 [a]
Sales		36 073	33 534
EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation of goodwill		5 453	5 068
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		4 325	3 983
Net profit [b]		3 056	2 197
Equity attributable to the Group, end June		34 814	29 552
Market capitalisation, end June		100 020	102 338
Per share			
Net profit [b]	USD	7.87	5.65
Equity attributable to the Group, end June	USD	89.63	76.02

Principal key figures in EUR (illustrative)

Income statement figures translated at average rate;

Balance sheet figures at ending June exchange rate.

In millions of EUR (except for per share data)		January/June 2005	January/June 2004 [a]
Sales		28 120	27 337
EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation of goodwill		4 250	4 132
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		3 371	3 247
Net profit [b]		2 382	1 791
Equity attributable to the Group, end June		28 749	24 530
Market capitalisation, end June		82 597	84 946
Per share			
Net profit [b]	EUR	6.13	4.61
Equity attributable to the Group, end June	EUR	74.00	63.10

[a] Restated following first application of IFRS 2 Share-based Payments
[b] Profit for the period attributable to the Group
[c] Net profit [b] before amortisation of goodwill, impairments, restructuring costs, results on disposals and significant one-off items. The tax impact on the above items is also adjusted for. 2004 comparatives have also been restated for comparable share-based payment cost.

Overview

Introduction

The current year has started well for Nestlé, particularly in terms of sales performance, with organic growth of 5.2%. The focus on the two efficiency programmes, Operation EXCELLENCE 2007 and Project FitNes, has contributed to a 10 basis points improvement in the Group's reported EBITA margin, or 30 basis points at constant currencies on a comparable share-based payment cost basis. In the shorter term, this improvement enhances the prospects for an ongoing, sustainable improvement in the Group's operating performance. Also during the first half, the market implementations of the GLOBE program have accelerated, and about 30% of the Food and Beverage businesses will be using GLOBE's processes, data and systems by the end of the year. This is a key element for the longer term transformation of the Group.

The trading environment has continued to be challenging throughout the first half of the year. Raw and packaging material costs have remained volatile, with some reaching recent highs; and consumer demand has remained fragile in some European countries.

Financial Review

Sales

Sales grew to CHF 43.5 billion, an increase of 2.4% over January-June 2004, despite the negative impacts of currencies of -1.8% and divestitures, net of acquisitions, of -1.0%. The key growth driver was organic growth of 5.2%. This was within the Nestlé long-term trend target of 5-6% and comprised 3.4% real internal growth (RIG) and 1.8% pricing.

Profitability

The Group's EBITA (Earnings Before Interest, Taxes and Amortisation of Goodwill), increased 3.4% to CHF 5.2 billion, whilst the reported EBITA margin improved 10 basis points to 12.0% of sales. The EBITA figure has been restated for 2004 following the retrospective application of new International Financial Reporting Standards (IFRS) adopted as from 1 January 2005. On a comparable share-based payment cost, EBITA increased 4.2%, and the EBITA margin improved 30 basis points in constant currencies.

Net profit (Profit for the period attributable to the Group) increased 32.4% to CHF 3.7 billion to give a net profit margin of 8.5% of sales, an increase of 190 basis points. Earnings per share grew 32.4% to CHF 9.48. The 2005 net profit is not comparable to 2004 mainly due to the new accounting treatment of goodwill as from 1 January 2005 following the adoption of IFRS 3 (Business Combinations). The underlying earnings per share increased 11.2% to CHF 9.95.

Financial position

Nestlé delivered strong cash flow from operations of CHF 3.4 billion, an increase of 0.7% over the first half of 2004, whilst free cash flow increased 5.3%.

Net indebtedness fell from CHF 15.4 billion at the end of June 2004 to CHF 12.4 billion at the end of June 2005. The ratio of net debt to equity fell from 40% at the end of June 2004 to 27% at the end of June 2005.

The Share buy-back programme, announced in February, began in July, with the intention to buy back shares to a value of of up to one billion Swiss francs during the second half of the year. By early August, Nestlé had acquired 585 000 shares at a cost of CHF 196 million.

Capital expenditure was CHF 1.2 billion, or 2.8% of sales, a 20 basis points decrease over 2004. Cash expenditure on acquisitions, net of divestitures, was CHF 0.6 billion.

Business review

Zone Europe achieved an improvement in organic growth to 1.5%, compared to the corresponding period in 2004. That improvement was the result of a better performance in Western Europe and, in particular, from the European PetCare business, Great Britain, the Iberian region and a number of the smaller markets. France, Germany as well as Italy remained difficult, even though there were signs of improvement. Organic growth in Eastern Europe amounted to 6.2%. The EBITA margin for the Zone decreased from 11.3% to 10.8%, as the Zone continued to focus on defending or improving its market share positions.

Zone Americas had a very good start to the year, with organic growth of 7.2%. There were excellent performances across North America, specially in the Nestlé Prepared Foods Company, as well as in the recently acquired businesses, Nestlé Purina PetCare Company and Dreyer's Grand Ice Cream Holdings. Canada and the two key Latin American markets, Brazil and Mexico, delivered strong real internal growth. The EBITA margin for the Zone increased from 12.8% to 13.6%, with the USA particularly strong.

Zone Asia, Oceania and Africa achieved organic growth of 6.0% in the first half of the year. Growth in Greater China was held back by a large-scale product exchange due to a local regulatory compliance issue, which reduced consumer demand across all Nestlé-branded product categories in that market. The situation has been addressed and a recovery plan implemented to rebuild consumer confidence and demand during the second half. Japan, Africa and the Philippines, which started the year slowly, are accelerating. There were good performances from a number of Asian markets, as well as the Middle East. The EBITA margin for the Zone fell from 17.8% to 15.9%, reflecting the costs of the product exchange in China, a tough competitive environment for Soluble coffee in Japan and higher raw material costs, especially milk.

Nestlé Waters achieved organic growth of 5.9%. The North American business continued its recent trend of very strong growth, whilst the European business recovered from the poor growth levels in 2004. There was good growth also in the emerging market businesses. The EBITA margin for Nestlé Waters decreased from 9.4% to 8.2%, as a result of a substantial increase in the price of PET and a very competitive global trading environment.

In Other activities, there were excellent performances from Alcon and Nespresso in particular. Organic growth was 10.2%, whilst the EBITA margin increased 410 basis points to 26.8%.

Among the product categories, Beverages grew organically 6.4%, Milk products, Nutrition and Ice cream 5.2% and PetCare 5.3%. Pharmaceutical products delivered 9.2% organic growth. Prepared dishes and cooking aids was slightly slower at 3.8%, whilst the Chocolate, confectionery and biscuits product group did well in general, but is still suffering in Russia. Both the Prepared dishes and cooking aids and Chocolate, confectionery and biscuits product groups improved their margins by over 100 basis points, whilst Pharmaceutical products increased by 190 basis points. PetCare achieved a 30 basis point improvement, whilst the margins of the Beverages and Milk products, Nutrition and Ice cream product groups decreased by over 100 basis points, reflecting higher input costs, in particular PET and milk, as well as the product exchange in China.

Outlook

Trading conditions will continue to be challenging in a number of markets, whilst commodity costs and currencies are likely to remain volatile. Despite this difficult environment, the Group's operating efficiency plans, Operation EXCELLENCE 2007 and Project FitNes, are on track to deliver their combined gross savings target of CHF 1.2 billion for the year, necessary to offset the input cost pressures. Nestlé is therefore well placed to achieve its organic growth target and a further margin improvement in constant currencies.

Consolidated income statement for the period ended 30 June 2005

In millions of CHF	Notes	January/June 2005	January/June 2004 (a)
Sales to customers	2	43 474	42 454
Cost of goods sold		(18 034)	(17 514)
Distribution expenses		(3 569)	(3 676)
Marketing and administration expenses		(15 971)	(15 533)
Research and development costs		(688)	(689)
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		5 212	5 042
Net other income (expenses)	3	(306)	(94)
Amortisation of goodwill		—	(808)
Profit before interest and taxes		4 906	4 140
Net financing cost	4	(235)	(332)
Profit before taxes		4 671	3 808
Taxes		(1 133)	(1 174)
Net profit of consolidated companies		3 538	2 634
Share of results of associates	5	399	368
Profit for the period		3 937	3 002
of which attributable to minority interests		254	220
of which attributable to the Group (Net profit)		3 683	2 782
As percentages of Sales			
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill		12.0%	11.9%
Profit for the period attributable to the Group (Net profit)		8.5%	6.6%
Earnings per share (b) (in CHF)			
Basic earnings per share		9.48	7.16
Fully diluted earnings per share		9.32	7.06

(a) Restated following first application of IFRS 2 Share-based Payments
(b) Based on the profit for the period attributable to the Group

Consolidated balance sheet as at 30 June 2005

In millions of CHF		30 June 2005		31 December 2004		30 June 2004
Assets						
Current assets						
Liquid assets						
Cash and cash equivalents	4 276		4 902		4 800	
Other liquid assets	11 940		10 380		10 213	
		16 216		15 282		15 013
Trade and other receivables		13 474		11 809		12 804
Assets held for sale		24		...		...
Inventories		8 773		7 025		7 891
Derivative assets		621		585		529
Prepayments and accrued income		697		584		628
Total current assets		39 805		35 285		36 865
Non-current assets						
Property, plant and equipment						
Gross value	44 004		41 045		42 110	
Accumulated depreciation and impairment	(25 945)		(23 993)		(24 735)	
		18 059		17 052		17 375
Investments in associates		5 376		4 091		2 857
Deferred tax assets (a)		1 634		1 469		1 543
Financial assets		2 493		2 410		2 536
Employee benefits assets		1 189		928		1 123
Goodwill		26 825		23 854		26 619
Intangible assets		2 645		2 028		1 686
Total non-current assets (a)		58 221		51 832		53 739
Total assets (a)		98 026		87 117		90 604

(a) 2004 comparatives restated following first application of IFRS 2 Share-based Payments

In millions of CHF	Notes		30 June 2005		31 December 2004		30 June 2004
Liabilities and equity							
Current liabilities							
Trade and other payables (a)			10 045		9 074		9 331
Financial liabilities (b)			20 252		14 722		16 795
Tax liabilities			664		584		750
Derivative liabilities			976		856		678
Accruals and deferred income (a)			4 231		3 839		3 702
Total current liabilities (a)			36 168		29 075		31 256
Non-current liabilities							
Financial liabilities	6		8 323		10 731		13 580
Employee benefits liabilities (a)			3 589		3 234		3 465
Deferred tax liabilities			623		447		466
Other payables			338		327		253
Provisions			3 049		3 004		3 015
Total non-current liabilities (a)			15 922		17 743		20 779
Total liabilities			52 090		46 818		52 035
Equity							
Share capital			404		404		404
Share premium and reserves							
Share premium		5 926		5 926		5 926	
Reserve for treasury shares		1 732		2 619		2 091	
Translation reserve		(4 465)		(7 189)		(5 516)	
Retained earnings (a)		42 743		39 911		36 769	
			45 936		41 267		39 270
Treasury shares			(1 778)		(2 435)		(2 143)
Total equity attributable to the Group (a)			44 562		39 236		37 531
Minority interests (a)			1 374		1 063		1 038
Total equity (a)			45 936		40 299		38 569
Total liabilities and equity (a)			98 026		87 117		90 604

(a) 2004 comparatives restated following first application of IFRS 2 Share-based Payments
(b) 2005 includes liabilities in respect of Dreyer's unexercised options

Consolidated cash flow statement for the period ended 30 June 2005

In millions of CHF	Notes		January/June 2005		January/June 2004
Operating activities					
Net profit of consolidated companies [a]		3 538		2 634	
Depreciation of property, plant and equipment		1 197		1 244	
Impairment of property, plant and equipment		244		28	
Amortisation of goodwill		–		808	
Impairment of goodwill		180		...	
Depreciation of intangible assets		162		130	
Increase/(decrease) in provisions and deferred taxes		(306)		(133)	
Decrease/(increase) in working capital		(1 590)		(1 322)	
Other movements [a]		(56)		(42)	
Operating cash flow			3 369		3 347
Investing activities					
Capital expenditure		(1 208)		(1 270)	
Expenditure on intangible assets		(384)		(252)	
Sale of property, plant and equipment		59		76	
Acquisitions	7	(655)		(308)	
Disposals	8	63		67	
Income from associates		253		200	
Other movements		70		(20)	
Cash flow from investing activities			(1 802)		(1 507)

[a] 2004 comparatives restated following first application of IFRS 2 Share-based Payments

in millions of CHF		January/June 2005		January/June 2004
Financing activities				
Dividend for the previous year	(3 114)		(2 866)	
Purchase of treasury shares	(208)		(111)	
Sale of treasury shares and options (a)	723		497	
Movements with minority interests	19		(33)	
Bonds issued	760		377	
Bonds repaid (a)	(808)		(295)	
Increase/(decrease) in other non-current financial liabilities	150		(383)	
Increase/(decrease) in current financial liabilities	932		841	
Decrease/(increase) in marketable securities and other liquid assets	(1 727)		(2 153)	
Decrease/(increase) in short-term investments	528		16	
Cash flow from financing activities		(2 745)		(4 110)
Translation differences on flows		231		(68)
Increase/(decrease) in cash and cash equivalents		(947)		(2 338)
Cash and cash equivalents retranslated at beginning of year				
Cash and cash equivalents at beginning of year	4 902		7 074	
Effects of exchange rate changes on opening balance	321		64	
		5 223		7 138
Cash and cash equivalents at end of period		4 276		4 800

(a) 1 287 940 Nestlé S.A. shares were exchanged with Stock Warrants and Applicable Note Securities (SWANS) for USD 293 million (CHF 382 million)

Consolidated statement of changes in equity

in millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to the Group	Minority interests	Total equity
Equity as at 31 December 2003	404	5 926	2 458	(5 930)	36 093 (a)(b)	(2 371)	36 880	943	37 823
Gains and losses									
Profit for the period as published					2 838			228	
Restatement Share-based Payments (c)					(56)			(8)	
Profit for the period restated (c)					2 782		2 782	220	3 002
Currency retranslations				114			114	(4)	110
Taxes on equity items					(9)		(9)	4	(5)
Fair value adjustments on available-for-sale financial instruments									
– Unrealised results					80		80		80
– Recognition of realised results in the income statement					(2)		(2)		(2)
Fair value adjustments on cash flow hedges and on hedges of net investments in foreign operations									
– Unrealised results					1		1		1
– Recognition of realised results in the income statement					31		31		31
Equity-settled share-based transactions cost (c)					68		68	12	80
Total gains and losses (c)				114	2 951		3 065	232	3 297

in millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to the Group	Minority interests	Total equity
Distributions to and transactions with shareholders									
Dividend for the previous year					(2 800)		(2 800)		(2 800)
Movement of treasury shares (net)			(367)		367	386	386		386
Result on options and treasury shares held for trading purposes					158	(158)			–
Total distributions to and *transactions with shareholders*			(367)		(2 275)	228	(2 414)		(2 414)
Movement with minority interests (net)								(137)	(137)
Equity restated as at 30 June 2004 [c]	404	5 926	2 091	(5 516)	36 769[a][b]	(2 143)	37 531	1 038	38 569

[a] In the event of a redemption of the Turbo Zero Equity-Link bond issue, part of the USD 123 million premium received in June 2001 on warrants issued would be repaid, i.e. up to USD 47 million in 2006. At 1 January 2005, the premium has been reclassified to Financial liabilities.
[b] Includes a negative Hedging Reserve of CHF 5 million (31 December 2003, negative CHF 32 million).
[c] Restated following first application of IFRS 2 Share-based Payments

in millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to the Group	Minority interests	Total equity
Equity as at 31 December 2004	404	5 926	2 619	(7 189)	39 894 (a)(b)	(2 435)	39 219	1 057	40 276
Restatement Share-based Payments (a)					17		17	6	23
Equity restated as at 31 December 2004 (a)	404	5 926	2 619	(7 189)	39 911 (a)(b)	(2 435)	39 236	1 063	40 299
Premium on warrants issued (c)					(53)		(53)		(53)
Restatement of L'Oréal (d)					1 106		1 106		1 106
Equity restated as at 1 January 2005 (a)(c)(d)	404	5 926	2 619	(7 189)	40 964 (b)	(2 435)	40 289	1 063	41 352
Gains and losses									
Profit for the period					3 683		3 683	254	3 937
Currency retranslations				2 724			2 724	80	2 804
Taxes on equity items					(10)		(10)	...	(10)
Fair value adjustments on available-for-sale financial instruments									
– Unrealised results					—		—		—
– Recognition of realised results in the income statement					1		1		1
Fair value adjustments on cash flow hedges and on hedges of net investments in foreign operations									
– Unrealised results					(28)		(28)		(28)
– Recognition of realised results in the income statement					24		24		24
Equity-settled share-based transactions cost					96		96	15	111
Total gains and losses				2 724	3 766		6 490	349	6 839

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to the Group	Minority interests	Total equity
Distributions to and transactions with shareholders									
Dividend for the previous year					(3 114)		(3 114)		(3 114)
Movement of treasury shares (net) (e)			(887)		887	897	897		897
Result on options and treasury shares held for trading purposes					240	(240)	–		–
Total distributions to and transactions with shareholders			(887)		(1 987)	657	(2 217)		(2 217)
Movement with minority interests (net)								(38)	(38)
Equity as at 30 June 2005	404	5 926	1 732	(4 465)	42 743 (b)	(1 778)	44 562	1 374	45 936

(a) In the event of a redemption of the Turbo Zero Equity-Link bond issue, part of the USD 123 million premium received in June 2001 on warrants issued would be repaid, i.e. up to USD 47 million in 2006. At 1 January 2005, the premium has been reclassified to Financial liabilities.
(b) Includes a negative Hedging Reserve of CHF 22 million (31 December 2004: negative CHF 20 million).
(c) Restated following first application of IFRS 2 Share-based Payments.
(d) Adjustment following adoption of IFRS by L'Oréal as at 1 January 2005.
(e) 1 237 940 Nestlé S.A. shares were exchanged with Stock Warrants and Applicable Note Securities (SWANS) for USD 299 million (CHF 362 million).

Annex

Accounting policies

The unaudited interim financial statements comply with the recognition criteria and the measurement methods of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with those of the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB.

The accounting conventions and accounting policies are the same as those applied in the 2004 Consolidated accounts, except for changes mentionned below.

Changes in accounting policies and modifications of the scope of consolidation

Changes in accounting policies and where applicable changes in accounting estimates

The Group, which has been complying with IFRS/IAS since 1989, has applied the following IFRSs and revised IASs as from 1 January 2005 onwards:

IFRS 2 – Share-based Payment

The Group has equity-settled and cash-settled share-based payment transactions.

Equity-settled share-based payment transactions are recognised in the income statement against equity. They are fair valued at grant date, measured using the Black and Scholes model.

Liabilities arising from cash-settled share-based payment transactions are recognised in the income statement. They are fair valued at each reporting date, measured using the Black and Scholes model.

Equity-settled share-based payments impact the 2005 half-yearly consolidated income statement for CHF 111 million. The related deferred tax assets amount to CHF 17 million.

Comparative information has been restated for grants of share options (equity-settled) awarded after 7 November 2002 and not vested at 1 January 2005. Equity-settled share-based payments impact the 2004 half-yearly consolidated income statement for CHF 80 million (2004 full-year: CHF 131 million). The related deferred tax assets positively impact the 2004 half-yearly consolidated income statement for CHF 16 million (2004 full-year: positive CHF 23 million).

Liabilities arising from cash-settled share-based payment transactions were already recognised in the income statement. At 30 June 2004, "Trade and other payables" and "Accruals and deferred income" included cash-settled share-based payments respectively for CHF 27 million (31 December 2004: CHF 33 million) and CHF 4 million (31 December 2004: CHF 9 million). These amounts were reclassified into "Employee benefits liabilities".

IFRS 3 – Business Combinations; and consequential amendments to IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets)

Under these standards, goodwill and intangible assets with indefinite useful lives are no longer amortised but tested for impairment annually.

The impairment tests are performed during the same period of the year by allocating goodwill and indefinite life intangible assets to cash generating units (CGUs). The Group defines its CGUs based on the way that it monitors such assets. Usually, the cash flows correspond to estimates made by management in their operating plans and business strategies covering a period of five years. They are then projected to 50 years using a steady or declining growth rate. The discount rate reflects the current assessment of the time value of money and the risks specific to the CGUs (essentially country risk) except when such risks have been included in the determination of the cash flows. Both the cash flows and the discount rates are deflated.

As per the transitional provisions, comparative financial statements have not been restated. Therefore the 2005 half-yearly report comprises impairment of goodwill of CHF 180 million whereas the 2004 half-yearly report includes goodwill amortisation of CHF 808 million and no impairment of goodwill. The changes related to intangible assets with indefinite useful lives are not material.

Intangible assets arising on acquisitions for which the agreement date is on or after 31 March 2004 are recognised separately from goodwill when they are identifiable and can be reliably measured. Intangible assets are classified as finite or indefinite life assets.

Finite life intangible assets continue to be depreciated on the basis of useful lives which are determined on the basis of the shorter of the economic or the contractual life of such assets.

IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations

IFRS 5 requires that non-current assets held for sale and related assets and liabilities be presented separately in the current section of the balance sheet and measured at the lower of fair value less cost to sell and carrying amount. Such assets shall be tested for impairment and shall no longer be depreciated. The transitional provisions require a prospective application of this standard.

The sales, expenses, pre-tax profit and income tax of discontinued operations shall also be disclosed. The Group had no discontinued operations at 30 June 2005.

IAS 1 – Presentation of Financial Statements

The amendment to IAS 1 requires minority interests to be disclosed within equity. The presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity has been modified accordingly.

IAS 16 – Property, Plant and Equipment (PP&E)

Depreciation of PP&E is now provided on components that have homogenous useful lives. Furthermore residual values have been taken into consideration for head offices (30%) and for distribution centres (20%). All other assets have zero residual values. Previously all the residual values were assumed to be nil.

The useful lives are now as follows :

Buildings	20–35 years vs.	25–50 years
Machinery and equipment	10–20 years vs.	10–15 years
Tools, furniture, information technology and sundry equipment	3–8 years	(unchanged)
Vehicles	5 years	(unchanged)

Useful lives and residual values are reviewed annually.

The change in useful lives and the introduction of residual values do not result in material effects on the Group financial statements. These changes have been applied prospectively as changes in accounting estimates.

IAS 21 – The Effects of Changes in Foreign Exchange Rates

The current interpretation of the amendment to this standard restricts the treatment as net investment in a foreign operation to intra group loans granted by the parent. Those are denominated in either the functional currency (CHF) of the parent or of the foreign operation. As a result, exchange gains or losses and related hedging results that do not satisfy the aforementioned criteria are recorded in the income statement as from 1 January 2005 onwards.

The Group applies this change prospectively because it is not practicable to recalculate the impact of the change in classification of intra group loans that have been granted since several years. This change impacts the 2005 half-yearly report with a reduction of net financing cost of CHF 38 million.

IAS 39 – Financial Instruments: Recognition and Measurement and IAS 32 – Financial Instruments: Disclosure and Presentation
The Group has applied the new amendment "Cash Flow Hedge Accounting of Forecast Intragroup Transaction" on 1 January 2005, i.e. before the effective date of 1 January 2006. Indeed the Group has always applied cash flow hedge accounting for currency hedges on forecasted internal purchases of raw materials and finished goods.

The changes of IAS 32 criteria, determining when a financial instrument is a liability or equity, imply that a premium cashed on a bond issue with warrants is classified as a liability. As a result, the premium received in relation with the Turbo Zero Equity-Link bond issue has been reclassified as at 1 January 2005.

Future changes in accounting policies that may affect the Group on or after 31 December 2005

IFRIC 4 – Determining if an Arrangement contains a Lease
This interpretation requires that when an entity enters into an agreement that does not take the legal form of a lease but conveys the right to use an asset, the entity shall separate the lease payments from the other payments under the agreement if the entity has the right to control the use of the underlying asset subject to the contract. Then the entity shall determine whether the lease component of the agreement is a financial or an operating lease in accordance with IAS 17. The Group has entered into several outsourcing or take or pay agreements that may qualify under IFRIC 4 and will determine whether these contain lease arrangements.

IAS 19 – Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures
The Group will not apply the option of recognising actuarial gains and losses in equity and will continue with its current treatment of recognising actuarial gains and losses in the income statement.

The Group will disclose the experience adjustments arising on plan assets and liabilities.

Modification of the scope of consolidation
During the interim period, the scope of consolidation has been affected by acquisitions and disposals. The principal businesses are detailed below.

Fully consolidated
Newly included:
Wagner, Germany, frozen food, 49% [a] (January)

[a] The Group exercises control; further financial investments are subject to regulatory review.

Notes

1. Seasonality

The business of the Group does not present pronounced cyclical patterns, seasonal evolutions in some countries or product groups being compensated within the Group.

2. Segmental information

By management responsibility and geographic area

	January/June		January/June	
In millions of CHF	2005	2004	2005	2004[a]
	Sales		EBITA	
Zone Europe	14 349	13 999	1 548	1 587
Zone Americas	13 447	13 058	1 834	1 668
Zone Asia, Oceania and Africa	7 387	7 181	1 178	1 275
Nestlé Waters	4 280	4 128	349	386
Other activities [b]	4 011	4 088	1 076	926
	43 474	42 454	5 985	5 842
Unallocated items [c]			(773)	(800)
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill			5 212	5 042

[a] Restated following first application of IFRS 2 Share-based Payments
[b] Mainly Pharmaceutical products and Joint Ventures managed on a worldwide basis. 2004 comparatives include Eismann.
[c] Mainly corporate expenses as well as research and development costs

The analysis of sales by geographic area is stated by customer location. Inter-segment sales are not significant.

	January/June		January/June	
In millions of CHF	2005	2004	2005	2004
	Impairment of assets		Restructuring costs	
Zone Europe	150	24	38	128
Zone Americas	92	1	40	7
Zone Asia, Oceania and Africa	104	2	36	9
Nestlé Waters	48	1	9	4
Other activities [a]	30	...	...	3
	424	28	123	151

[a] Mainly Pharmaceutical products and Joint Ventures managed on a worldwide basis. 2004 comparatives include Eismann

By product group

In millions of CHF	January/June 2005	January/June 2004	January/June 2005	January/June 2004[a]
	Sales		EBITA	
Beverages	11 299	10 847	1 924	1 991
Milk products, Nutrition and Ice cream	12 623	11 647	1 155	1 247
Prepared dishes and cooking aids	7 737	7 863	961	854
Chocolate, confectionery and biscuits	4 511	4 486	352	296
PetCare	4 982	4 865	704	672
Pharmaceutical products	2 322	2 746	889	782
	43 474	42 454	5 985	5 842
Unallocated items [b]			(773)	(800)
EBITA Earnings Before Interest, Taxes and Amortisation of goodwill			5 212	5 042

[a] Restated following first application of IFRS 2 Share-based Payments
[b] Mainly corporate expenses as well as research and development costs

In millions of CHF	January/June 2005	January/June 2004	January/June 2005	January/June 2004
	Impairment of assets		Restructuring costs	
Beverages	89	5	31	21
Milk products, Nutrition and Ice cream	177	23	50	39
Prepared dishes and cooking aids	17	...	14	23
Chocolate, confectionery and biscuits	93	...	21	36
PetCare	24	...	7	29
Pharmaceutical products	24	–	–	–
	424	23	123	148
Administration, distribution, research and development			...	3
			123	151

3. Net other income (expenses)

In millions of CHF	January/June 2005	January/June 2004
Other expenses		
Loss on disposal of property, plant and equipment	—	(9)
Loss on disposal of activities	(39)	(1)
Restructuring costs	(123)	(151)
Impairment of property, plant and equipment	(244)	(23)
Impairment of goodwill	(180)	—
Other	(52)	(69)
	(638)	(253)
Other income		
Profit on disposal of property, plant and equipment	15	11
Profit on disposal of activities	226	80
Other	91	73
	332	164
Net other income (expenses)	(306)	(94)

4. Net financing cost

in millions of CHF	January/June 2005	January/June 2004
Financial income	285	236
Financial expense	(520)	(568)
	(235)	(332)

5. Share of results of associates

This item includes mainly our share [a] of the estimated results of L'Oréal.

[a] determined considering own shares held by L'Oréal in relation to the employee stock option plans and the share buyback programmes.

6. Bonds

The following bonds have been issued or repaid during the period:

In millions of CHF						January/June 2005
Issuer	Face value in millions	Interest rates		Year of issue/ maturity	Comments	
		Nominal	Effective			
New issues						
Nestlé Holdings, Inc., USA	USD 400	3.50%	3.61%	2005–2008	(a)	512
	EUR 150	2.13%	2.85%	2005–2009	(a)	248
Total new issues						760
Repayments						
Nestlé Holdings, Inc., USA	USD 250	7.38%	7.38%	1995–2005		320
	USD 300	3.00%	7.48%	2000–2005	(b)	2
Nestlé Finance-France S.A., France	ZAR 100	12.50%	13.07%	2000–2005	(c)	21
Nestlé Holdings (U.K.) PLC, United Kingdom	EUR 300	4.75%	4.75%	2001–2005	(a)	465
Total repayments						808

(a) Subject to an interest rate and/or currency swap that creates a liability at floating rates in the currency of the issuer.

(b) Stock Warrants and Applicable Note Securities (SWANS)
The issue had warrants attached which gave the right to acquire Nestlé S.A. shares. The debt component (issue of the notes) was recognised under bonds for USD 249 million at inception, while the equity component (premium on warrants issued) was recognised under equity for USD 51 million.
Between March and May 2005, 29 855 warrants (99.5%) were exercised. The resulting 1 287 940 shares in Nestlé S.A. were exchanged with the bonds of Nestlé Holding, Inc. for USD 299 million (CHF 382 million). An amount of CHF 2 million was repaid in cash on 9 May 2005 for the 145 warrants not exercised.

(c) Was subject to an interest rate and/or currency swap that created a liability at floating rates in the currency of the issuer.

7. Acquisitions

In millions of CHF	January/June 2005	January/June 2004
Fair value of net assets acquired		
Property, plant and equipment	77	13
Financial assets	18	23
Intangible assets	291	—
Minority interests	(67)	(1)
Purchase of minority interests in existing participations	24	27
Net working capital	16	(22)
Financial liabilities	(21)	(2)
Employee benefits, deferred taxes and provisions	(143)	26
Liquid assets	25	1
	220	70
Goodwill	634	238
Total acquisition cost	854	308
less:		
Cash and cash equivalents acquired	(25)	—
Consideration payable	(174)	—
Cash outflow on acquisitions	655	308

The sales and the profit for the period are not significantly impacted by acquisitions.

8. Disposals

In millions of CHF	January/June 2005	January/June 2004
Net assets disposed of		
Property, plant and equipment	64	58
Financial assets	...	1
Goodwill and intangible assets	5	2
Minority interests	(84)	(12)
Net working capital	(96)	(40)
Financial liabilities	(4)	(8)
Employee benefits, deferred tax and provisions	(8)	(5)
Liquid assets	2	30
	(121)	26
Profit/(loss) on current year disposals	187	79
Total disposal consideration	66	105
less:		
Cash and cash equivalents disposed of	(2)	(30)
Consideration receivable	(1)	(8)
Cash inflow on disposals	63	67

9. Dividends

The Company pays only one dividend in each financial year and does not pay interim dividends.

The following dividend related to 2004 has been paid on 20 April 2005 in conformity with the decision taken at the Ordinary General Meeting on 14 April 2005.

Dividend per share	CHF 8.–
resulting in a total dividend of [a]	CHF 3 113 749 216.–

[a] On 389 218 652 shares with right to dividend

10. Events after the balance sheet date

Other subsequent events

After the date of the closing the Group had no subsequent adjusting events that warrant a modification of the value of the assets and liabilities.

Principal exchange rates

CHF per		June 2005	December 2004	June 2004	January/June 2005	January/June 2004
			Ending rates		Average rates	
1 US Dollar	USD	1.28	1.13	1.27	1.205	1.266
1 Euro	EUR	1.55	1.54	1.53	1.546	1.553
1 Pound Sterling	GBP	2.32	2.18	2.28	2.257	2.307
100 Brazilian Reais	BRL	54.40	42.50	40.70	46.730	42.670
100 Japanese Yen	JPY	1.16	1.09	1.16	1.134	1.169
100 Mexican Pesos	MXN	11.90	10.10	11.00	10.880	11.340
1 Canadian Dollar	CAD	1.04	0.94	0.94	0.978	0.944
1 Australian Dollar	AUD	0.98	0.88	0.87	0.931	0.934
100 Philippine Pesos	PHP	2.28	2.02	2.25	2.198	2.262

www.nestle.com
www.ir.nestle.com ("Investor relations")

Concept and design: Nestec Ltd., Vevey (Switzerland)
Printed in Switzerland 8.2005